FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019
Commission File Number: 001-35025

DIANA CONTAINERSHIPS INC.
(Translation of registrant's name into English)
Pendelis 18, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated February 25, 2019 of Diana Containerships Inc. (the "Company") announcing the Company’s financial results for the fourth quarter and year ended December 31, 2018.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File no. 333-197740), filed with the U.S. Securities and Exchange Commission (the "SEC") with an effective date of August 13, 2014, the Company's registration statement on Form F-3 (File no. 333-215748), as amended and filed with the SEC with an effective date of March 7, 2017, and the Company's registration statement on Form F-3 (File No. 333-216944), filed with the SEC with an effective date of May 11, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA CONTAINERSHIPS INC.
(registrant)

Dated: February 25, 2019	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Chief Strategy Officer and Secretary
Telephone: + 30-216-600-2400
Email: izafirakis@dcontainerships.com
Website: www.dcontainerships.com

For Immediate Release

Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA CONTAINERSHIPS INC. REPORTS FINANCIAL RESULTS
FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2018

ATHENS, GREECE, February 25, 2019 – Diana Containerships Inc. (NASDAQ: DCIX), (the “Company”), a global shipping company specializing in the ownership of containerships, today reported a net loss of $0.4 million for the fourth quarter of 2018, compared to a net loss of $16.6 million for the same period of 2017. The loss for the fourth quarter of 2018 includes $0.3 million of impairment charges for one vessel, while the loss for the fourth quarter of 2017 includes impairment losses of $8.4 million for two vessels.
Time charter revenues were $6.1 million for the fourth quarter of 2018, compared to $7.8 million for the same period of 2017. This decrease was primarily due to the decrease in size of the Company’s fleet, and was partially offset by the increased time charter rates achieved as a result of improved market conditions.
Net loss for the year ended December 31, 2018 amounted to $52.9 million, compared to a net income of $3.8 million for the year ended December 31, 2017. The loss for the year ended December 31, 2018 includes $20.7 million of impairment charges of two vessels and $16.7 million of aggregate loss on sale of seven vessels. Net income for the year ended December 31, 2017 reflected a gain of $42.2 million, net of related expenses, from a debt write-off, arising from the settlement agreement with respect to the secured loan facility with the Royal Bank of Scotland plc (“RBS”), which was signed on June 30, 2017. Time charter revenues for the year ended December 31, 2018, amounted to $25.6 million, compared to $23.8 million for the year ended December 31, 2017.
As previously announced, in February 2018, the Company’s Board of Directors approved a one-time award of restricted common shares with an aggregate value of $5.0 million to the Company’s executive officers and non-executive directors, in recognition of the successful refinancing of the Company’s loan with the Royal Bank of Scotland in 2017, which resulted in a significant gain of $42.2 million, net of expenses. The grant date of the award was February 15, 2019, with the exact number of shares to be issued determined based on the share closing price on February 15, 2019. Pursuant to the award, one-third of the shares vested on the issuance date and the remainder will vest ratably over two years from the issuance date. On February 15, 2019, pursuant to the terms of the award, an aggregate of 5,747,786 restricted common shares were issued to the Company’s executive officers and non-executive directors.
As of February 21, 2019, the Company had 23,030,443 shares of common stock issued and outstanding.
At the Company’s annual meeting of shareholders held on February 19, 2019, the Company’s shareholders approved an amendment to the Company’s Amended and Restated Articles of Incorporation to change the name of the Company to “Performance Shipping Inc.,” which is expected to be effective as of the date hereof.  The Company’s common shares will continue to trade on the Nasdaq Global Select Market under the ticker “DCIX”.

Fleet Employment Profile (As of February 22, 2019)
Diana Containerships Inc.’s fleet is employed as follows:

Vessel	Gross Rate (USD Per Day)	Com*	Charterers	Delivery Date to Charterers**	Redelivery Date to Owners***	Notes
BUILT TEU
2 Panamax Container Vessels
PAMINA	$11,950	5.00%	Hyundai Merchant Marine Co., Ltd.	23-Aug-18	23-Apr-19 - 23-Aug-19
2005 5,042
DOMINGO	$12,800	3.50%	CMA CGM	3-Aug-18	3-Apr-19 - 3-Jul-19
2001 3,739

2 Post - Panamax Container Vessels

PUCON	$18,000	3.75%	Orient Overseas Container Line Ltd.	21-Jun-18	28-Feb-19 - 21-Jun-19	1
2006 6,541
ROTTERDAM	$18,200	3.75%	Wan Hai Lines (Singapore) Pte Ltd.	12-Jul-18	15-Apr-19 - 15-Jul-19
2008 6,494
* Total commission paid to third parties.
** In case of newly acquired vessel with time charter attached, this date refers to the expected/actual date of delivery of the vessel to the Company.
*** Range of redelivery dates, with the actual date of redelivery being at the Charterers’ option, but subject to the terms, conditions, and exceptions of the particular charterparty.

1 Based on the latest information.

Summary of Selected Financial & Other Data
	For the three months ended December 31,		For the years ended December 31,
	2018	2017	2018	2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
STATEMENT OF OPERATIONS DATA (in thousands of US Dollars):
Time charter revenues	$6,078	$7,805	$25,566	$23,806
Voyage expenses	223	338	1,267	1,702
Vessel operating expenses	2,813	5,532	15,453	22,732
Net income / (loss)	(395)	(16,583)	(52,895)	3,819
FLEET DATA
Average number of vessels	4.0	11.0	6.3	11.4
Number of vessels	4.0	11.0	4.0	11.0
Ownership days	368	1,012	2,307	4,178
Available days	368	1,012	2,284	4,155
Operating days	368	908	2,177	3,152
Fleet utilization	100.0%	89.7%	95.3%	75.9%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$15,910	$7,378	$10,639	$5,320
Daily vessel operating expenses (2)	$7,644	$5,466	$6,698	$5,441

(1)
Time charter equivalent rates, or TCE rates, are defined as our time charter revenues, net, less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards.  Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions.  TCE is a non-GAAP measure.  TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, lubricant costs, tonnage taxes, regulatory fees, environmental costs, lay-up expenses and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

About the Company
Diana Containerships Inc. is a global provider of shipping transportation services through its ownership of containerships. The Company’s vessels are employed primarily on time charters with leading liner companies carrying containerized cargo along worldwide shipping routes.
Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for containership capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See financial tables attached)

DIANA CONTAINERSHIPS INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except for share and per share data

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended December 31,		For the years ended December 31,
	2018	2017	2018	2017
REVENUES:	(unaudited)	(unaudited)	(unaudited)
Time charter revenues	$6,078	$7,805	$25,566	$23,806

EXPENSES:
Voyage expenses	223	338	1,267	1,702
Vessel operating expenses	2,813	5,532	15,453	22,732
Depreciation and amortization of deferred charges	890	2,061	4,945	8,147
General and administrative expenses	2,319	3,206	8,030	8,366
Impairment losses	265	8,363	20,654	8,363
Loss / (Gain) on vessels' sale	-	-	16,700	(945)
Foreign currency (gains) / losses	(9)	20	(44)	51
Operating loss	(423)	(11,715)	(41,439)	(24,610)

OTHER INCOME / (EXPENSES):
Interest and finance costs	-	(4,885)	(11,520)	(13,843)
Interest income	28	17	64	87
Gain from bank debt write off	-	-	-	42,185
Total other income / (expenses), net	28	(4,868)	(11,456)	28,429

Net income / (loss)	$(395)	$(16,583)	$(52,895)	$3,819

Earnings/ (Loss) per common share, basic	$(0.03)	$(10.21)	$(5.60)	$8.94
Earnings/ (Loss) per common share, diluted	$(0.03)	$(10.21)	$(5.60)	$8.94

Weighted average number of common shares, basic	13,334,110	1,623,961	9,450,555	427,333

Weighted average number of common shares, diluted	13,334,110	1,623,961	9,450,555	427,361

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME / (LOSS)

	For the three months ended December 31,		For the years ended December 31,
	2018	2017	2018	2017
	(unaudited)	(unaudited)	(unaudited)
Net income / (loss)	$(395)	$(16,583)	$(52,895)	$3,819
Other comprehensive income (Actuarial gain)	51	26	51	26

Comprehensive income / (loss)	$(344)	$(16,557)	$(52,844)	$3,845

CONDENSED CONSOLIDATED BALANCE SHEET DATA
(Expressed in thousands of US Dollars)
	2018	2017	*
ASSETS	(unaudited)

Cash and cash equivalents	$10,493	$6,444
Vessels held for sale	-	18,378
Vessels, net	85,870	201,308
Other fixed assets, net	998	911
Other assets	2,725	5,266
Total assets	$100,086	$232,307

LIABILITIES AND STOCKHOLDERS' EQUITY

Unrelated party financing, net of unamortized deferred financing costs	$-	$12,119
Related party financing, net of unamortized deferred financing costs	-	84,832
Other liabilities	4,510	4,584
Total stockholders' equity	95,576	130,772
Total liabilities and stockholders' equity	$100,086	$232,307

* The balance sheet data as of December 31, 2017 has been derived from the audited consolidated financial statements at that date.

OTHER FINANCIAL DATA

	For the three months ended December 31,		For the years ended December 31,
	2018	2017	2018	2017
	(unaudited)	(unaudited)	(unaudited)
Net Cash provided by / (used in) Operating Activities	$507	$(1,592)	$(330)	$(12,653)
Net Cash provided by / (used in) Investing Activities	311	(1)	93,151	6,665
Net Cash provided by / (used in) Financing Activities **	4,217	(144)	(88,772)	(4,884)

** Figures of the year ended December 31, 2017 were adjusted, as the Company adopted ASU No 2016-18, according to which changes in restricted cash are not reported anymore as cash flow activities in the statement of cash flows.